UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at May 19, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: May 20, 2009

Print the name and title of the signing officer under his signature.

1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN RESOURCE WATCH WITHDRAWS APPEAL AGAINST THE
RENEWAL OF THE HOLLISTER WATER POLLUTION CONTROL PERMIT

May 19, 2009, Vancouver, BC - Great Basin Gold Ltd, ("Great Basin" or the "Company"), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces that Great Basin Resource Watch ("GBRW") has withdrawn its appeal against the renewal of the Water Pollution Control Permit, effective November 28, 2008, that authorizes Rodeo Creek Gold Inc ("RCG"), a wholly owned subsidiary of Great Basin Gold, to produce and process, off site, up to 275,000 tons of ore per year. This Large Scale mining facility permit is granted for a period of 5 years and is renewable.

GBRW initially filed an appeal with the Nevada State Environmental Commission challenging NDEP's issuance of the Water Pollution Control Permit. However, after engaging in discussions with RCG's environmental personnel, a way forward was agreed upon by both parties to address GBRW's concerns and GBRW elected to dismiss the appeal. RCG will install a cluster of piezometers and wells downgradient of the current waste rock storage facility at the Hollister Project. This waste rock facility, the first lined waste rock dump in Nevada, is constructed on a historically disturbed mining area. The piezometers and wells will monitor the water quality in and around the waste rock facility. These measures will ultimately form an integral part of the monitoring data and mitigation that will be evaluated in the Environmental Impact Statement that BLM will prepare for the Hollister Project.

President and CEO Ferdi Dippenaar commented, "We were committed from the outset to find an amicable solution in this matter and are extremely pleased that this has been achieved. We view the protection of the waters of Nevada of utmost importance, not only from a compliance point of view, but also because it's the right thing to do. We are looking forward to further cooperation with Great Basin Resource Watch and all relevant authorities to advance this goal."

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 (888) 633 9223
Barbara Cano at Breakstone Group in the USA (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.